September 14, 2007



Ms. Tracie Towner
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Paradise, Inc
            Form 10-KSB for the Fiscal Year Ended December 31, 2006
..	Filed March 30, 2007
	File No. 0-03016

Dear Ms. Towner:

This letter and the enclosures are in response to your comments letter of September 6, 2007. The enclosures are draft documents as follows:

* Form 10-KSB/A for the Fiscal Year Ended December 31, 2006
* Form 10-QSB/A for the Quarterly Period Ended March 31, 2007
* Form 10-QSB/A for the Quarterly Period Ended June 30, 2007

I have highlighted the revisions made to the documents in order to incorporate your comments and provide easy reference to our responses regarding them.
Our responses comprise the remainder of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Financial Statements

Audit Opinion, page II-11

The date of the independent accountants report has been moved to comply with the guidance in AU 508.08.

Statements of Income and Comprehensive Income, page II-14

The land which was sold was not a component of the Company's continuing operations. It was leased to a non-related party for a nominal fee of approximately $13,000 per year and for all practical purposes was an idle asset. Discussion of this transaction was addressed in Management's Discussion and Analysis or Plan of Operation on page II-7. We are of the opinion that the asset does not meet the criteria of a cash flow generating asset or group of assets as contemplated by paragraph 45 of SFAS 144 and that the current classification as a gain after income from operations is appropriate.

Note 13 - Business Segment Data page II-36

We have changed the disclosures to align the items with the line item disclosures reported on the Statements of Income on page II-14.

Controls and Procedures, page II-44

The wording regarding "internal controls over financial reporting" has been changed to comply with Item308(c) of Regulation S-B

Form 10-QSB for the Fiscal Quarter Ended June 30, 2007
Form 10-QSB for the Fiscal Quarter Ended March 31, 2007

Controls and Procedures

The reports have been revised in accordance with your comment.

In connection with our responses in this letter, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the referenced filings.

We trust that our responses are in accordance with your requests. We will file the amended filings as soon as we hear from you regarding the drafts and this letter. Please do not hesitate to call me for any further information regarding this matter.

Yours very truly,




Jack M. Laskowitz
Chief Financial Officer
(813) 752-1155